Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CRISPR Therapeutics, Inc.	Delaware
CRISPR Therapeutics Ltd.	United Kingdom
TRACR Hematology Ltd	United Kingdom
CTX Financing GmbH	Switzerland
CTX Securities Corporation	Massachusetts
Casebia Therapeutics Limited Liability Partnership	United Kingdom
Casebia Therapeutics LLC	Delaware